SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 11-K
                         ANNUAL REPORT
                Pursuant to Section 15(d) of the
                Securities Exchange Act of 1934





         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
              THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 1998

                               OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934

    For the transition period from __________ to __________




                Commission File Number 001-01430




          A.  Full title of the plan:

                    REYNOLDS METALS COMPANY
                   SAVINGS AND INVESTMENT PLAN
                     FOR SALARIED EMPLOYEES


          B.  Name of issuer of the securities held
              pursuant to the plan and the address of
              its principal executive office:

                    REYNOLDS METALS COMPANY
                     6601 West Broad Street
                        P. O. Box 27003
                 Richmond, Virginia 23261-7003

                      REQUIRED INFORMATION

    FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULE AND EXHIBITS



FINANCIAL STATEMENTS

                                                         Page No.
                                                         --------

Report of Ernst & Young LLP, Independent Auditors.........   F-1

Audited Financial Statements

 Statements of Net Assets Available for
   Plan Benefits, with Fund Information...................   F-2
 Statement of Changes in Net Assets Available
   for Plan Benefits, with Fund Information...............   F-4
 Notes to Financial Statements............................   F-5

Supplemental Schedule.....................................   F-13

 Line 27b-Schedule of Loans or Fixed Income Obligations...   F-14

EXHIBITS

 Exhibit A  Consent of Ernst & Young LLP, Independent Auditors

                           SIGNATURES


          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Reynolds Metals Company, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              REYNOLDS METALS COMPANY
                              SAVINGS AND INVESTMENT PLAN
                              FOR SALARIED EMPLOYEES




                              By: /s/ F. Robert Newman

                                 -----------------------------
                                 F. Robert Newman
                                 Vice President, Human Resources
                                 Reynolds Metals Company and
                                 Member, Savings and Investment Plan
                                 Committee


DATE:  June 23, 1999

      Report of Ernst & Young LLP, Independent Auditors


Board of Directors
Reynolds Metals Company

We have audited the accompanying statements of net assets available for plan benefits of the Reynolds Metals Company Savings and Investment Plan for Salaried Employees as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements are the responsibility of the management of Reynolds Metals Company, the Plan's sponsor. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of loans as of December 31, 1998, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The Fund Information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedule and Fund Information have been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


Richmond, Virginia
June 18, 1999
                                                      F-1

                             Reynolds Metals Company
               Savings and Investment Plan for Salaried Employees

   Statement of Net Assets Available for Plan Benefits, with Fund Information

                                December 31, 1998

                             (Dollars in Thousands)


                                     Fund Information
         -----------------------------------------------------------------
                                                                    Non-
                                                                   Parti-
                                                                   cipant
                             Participant Directed                 Directed
         -----------------------------------------------------------------
                                                     Small
                                                     Capi-
                                            Inter-   tali-
                Diver-    Bal-              nation-  za-
         Rey-   sified   anced     Inter-     al     tion           Rey-
         nolds   Equi-   Invest-    est      Equi-   Equi-          nolds
         Stock   ties     ment     Income    ties    ties    Loan   Stock
         Fund    Fund     Fund      Fund     Fund    Fund    Fund   Fund  Total
         -----------------------------------------------------------------------
ASSETS
Invest-
 ment
 in
 Master
 Trust   $60,668 $117,683 $35,250 $91,397 $8,564 $17,133 $8,176 $86,684 $425,555
Accrued
 income      236        -       -       -      -       -      -     568      804
Contri-
 butions
 receiv-
 able        492      286      70       -     12      67      -     473    1,400
         -----------------------------------------------------------------------
Total
 assets   61,396  117,969  35,320  91,397  8,576  17,200  8,176  87,725  427,759


LIABILITIES
Accrued
 expenses      -        -       -     130      -       -      -      -       130
         -----------------------------------------------------------------------
Net
 assets
 avail-
 able for
 plan
 bene-
 fits    $61,396 $117,969 $35,320 $91,267 $8,576 $17,200 $8,176 $87,725 $427,629
         =======================================================================

See accompanying notes.

                                                                          F-2

                             Reynolds Metals Company
               Savings and Investment Plan for Salaried Employees

   Statement of Net Assets Available for Plan Benefits, with Fund Information

                                December 31, 1997

                             (Dollars in Thousands)

                                     Fund Information
         -----------------------------------------------------------------
                                                                    Non-
                                                                   Parti-
                                                                   cipant
                             Participant Directed                 Directed
         -----------------------------------------------------------------
                                                     Small
                                                     Capi-
                                            Inter-   tali-
                Diver-    Bal-              nation-  za-
         Rey-   sified   anced     Inter-     al     tion           Rey-
         nolds   Equi-   Invest-    est      Equi-   Equi-          nolds
         Stock   ties     ment     Income    ties    ties    Loan   Stock
         Fund    Fund     Fund      Fund     Fund    Fund    Fund   Fund  Total
         -----------------------------------------------------------------------
ASSETS
Invest-
 ment
 in
 Master
 Trust $76,209 $95,078  $33,492 $92,267 $8,097 $23,919 $10,405 $106,153 $445,620
Accrued
 income    431       -        -       -      -       -       -      601    1,032
Contri-
 butions
 receiv-
 able      208      62      126     260     54      11       -      355    1,076
       -------------------------------------------------------------------------
Net
 assets
 avail-
 able for
 plan
 bene-
 fits  $76,848 $95,140  $33,618 $92,527 $8,151 $23,930 $10,405 $107,109 $447,728
       =========================================================================
See accompanying notes.

                             Reynolds Metals Company
               Savings and Investment Plan for Salaried Employees

    Statement of Changes in Net Assets Available for Plan Benefits, with Fund
                                   Information

                          Year Ended December 31, 1998

                              (Dollars in Thousands)

                                     Fund Information
         -------------------------------------------------------------
                                                              Non-
                                                              Parti-
                                                              cipant
                             Participant Directed            Directed
         -------------------------------------------------------------
                                               Small
                                               Capi-
                                       Inter-  tali-
                Diver-   Bal-          nation- za-
         Rey-   sified  anced   Inter-  al     tion           Rey-
         nolds   Equi-  Invest-  est   Equi-   Equi-          nolds
         Stock   ties   ment    Income ties    ties    Loan   Stock
         Fund    Fund   Fund    Fund   Fund    Fund    Fund   Fund      Total
       -------------------------------------------------------------------------
Additions
to net
assets:
 Net
  invest-
  ment
  gain
  (loss)
  from
  Master
  Trust $(5,897) $26,267 $3,957 $5,550 $1,185 $(2,793) $  813 $(10,324) $18,758

 Contri-
  butions:
   Employ-
    er        -        -      -      -      -       -       -    6,164    6,164
   Employ-
    ee    2,994    7,096  2,940  3,503    951   2,503       -        -   19,987
       -------------------------------------------------------------------------
          2,994    7,096  2,940  3,503    951   2,503       -    6,164   26,151
 Assets
  re-
  ceived
  from
  other
  plans       -      354    116    565     26     115     123        -    1,299
       -------------------------------------------------------------------------

Total
 Addi-
  tions  (2,903)  33,717  7,013  9,618  2,162    (175)    936   (4,160)  46,208

Deductions
 from net
 assets:
  With-
   drawals
   by par-
   tici-
   pants  8,032   14,790  4,671 18,413    926   2,181   1,552   15,724   66,289
  Assets
   trans-
   ferred
   to
   other
   plans      5        -      -      -      -       -       -       13       18
       -------------------------------------------------------------------------
Total
 Deduc-
 tions    8,037   14,790  4,671 18,413    926   2,181   1,552   15,737   66,307

Inter-
 fund
 trans-
 fers    (4,512)   3,902   (640) 7,535   (811) (4,374) (1,613)     513        -
       -------------------------------------------------------------------------

Net
 in-
 crease
 (de-
 crease)(15,452)  22,829  1,702 (1,260)   425  (6,730) (2,229) (19,384) (20,099)

Net assets
 available
 for plan
 benefits:
  Beginn-
  ing of
  year   76,848   95,140  33,618  92,527  8,151  23,930 10,405  107,109  447,728
       -------------------------------------------------------------------------
  End of
   year $61,396 $117,969 $35,320 $91,267 $8,576 $17,200 $8,176 $ 87,725 $427,629
       =========================================================================

See accompanying notes.

                  Reynolds Metals Company
     Savings and Investment Plan for Salaried Employees

                Notes to Financial Statements

                   (Dollars in Thousands)


1. Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

The accounting records of the Reynolds Metals Company
Savings and Investment Plan for Salaried Employees ("Plan") are maintained on the accrual basis. All securities transactions are recorded as of the trade date.

Investments in Reynolds Metals Company Common Stock (stated at fair value) are valued at the last reported sales price on the last business day of the year. Investments in mutual funds are measured by quoted market prices and are reported at aggregate fair value at year-end. Guaranteed investment contracts with insurance companies are reported at "contract value," which equals cost plus accrued income. Structured investment contracts are reported at fair value, which in the case of such contracts equals contract value.

2. Summary of Significant Plan Provisions

Reynolds Metals Company (the "Company") established the Plan effective July 1, 1978, covering salaried employees of the Company and certain of its subsidiaries and affiliates. The Plan is a defined contribution plan under the Employee Retirement Income Security Act of 1974 ("ERISA") and qualifies as a "cash or deferred" arrangement under Section 401(k) of the Internal Revenue Code. A complete description of the Plan is contained in the Summary Plan Description and in the Plan document, copies of which are available from the Company.

Plan participation is available to eligible employees who have completed 30 days of service and is voluntary. A participant is entitled to make payroll contributions to the Plan in specified amounts ranging from 1% to 16% of compensation in 1% increments.

                  Reynolds Metals Company
     Savings and Investment Plan for Salaried Employees

          Notes to Financial Statements (continued)



2. Summary of Significant Plan Provisions (continued)

The Company contributes an amount equal to 50% of each participating employee's payroll contributions up to 6% of compensation. The Company may also contribute up to an additional 50% of each participating employee's payroll contributions up to 6% of compensation. The Company did not elect to make an additional matching contribution for 1998 or 1997.

Participants may contribute 1% to 16% (in 1% increments) of any profit sharing award or gainsharing payment received.
Such contributions are not matched by the Company.

Participants may elect to make their contributions on a before or after tax basis or a combination thereof. Company matching contributions are made on a "pretax" basis. Highly compensated participants may be required to reduce the amount of "pretax" contributions made to or held by the Plan on their behalf to permit the Plan to satisfy the nondiscrimination requirements of Section 401(k) of the Internal Revenue Code.

Participants in the Plan are fully vested in their account balances. Withdrawals and distributions are handled in accordance with the Plan provisions and are subject to certain regulatory restrictions. The trustee holds all of the Plan's investment assets and executes transactions therein.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

The Company is the Plan administrator and bears the related costs, except for investment related and trustee fees, which are paid by the Plan.

3. Commingled Master Trust Investments

All of the investments of the Plan as of December 31, 1998 and 1997 were held in a Master Trust under a Master Trust
Agreement between Reynolds Metals Company and The Northern
Trust Company, as trustee, and are commingled with the assets of three other savings plans of the Company and one of its subsidiaries. Net assets and net investment gains
(losses) from the Master Trust are allocated to participating plans based on the aggregate account balances of individual participants in each plan.

                  Reynolds Metals Company
     Savings and Investment Plan for Salaried Employees

          Notes to Financial Statements (continued)


3. Commingled Master Trust Investments (continued)

Substantially all of the assets held in the Diversified Equities Fund and the Balanced Investment Fund are invested in the Vanguard Institutional Index Fund and the Vanguard STAR Fund, respectively. These are no-load mutual funds held and managed by The Vanguard Group of Investment Companies. Substantially all of the assets held in the International Equities Fund and the Small Capitalization Equities Fund are invested in the T. Rowe Price Foreign Equity Fund and the T. Rowe Price Small-Cap Value Fund, respectively. These are no-load mutual funds held and managed by T. Rowe Price Associates, Inc.

The assets held in the Interest Income Fund generally are invested in guaranteed investment contracts ("GICs") at a fixed rate of return and structured investment contracts ("SICs") with various insurance companies and banks. SICs represent a diversified portfolio of high grade investments held in the name of the Plan in conjunction with a corresponding contract with the issuer of the SIC to provide a fixed or variable rate of return (based on the investment experience and reset quarterly) on the cost of the investment. GICs and SICs generally provide for the full repayment of principal and interest. Upon the occurrence of certain events (including layoffs by the Company or its applicable affiliates), however, market value of the GIC or SIC, if lower than its book value, may be repaid (a "Market Value Adjustment"). Currently, in the opinion of the Company, the likelihood of a material loss to the Plan as a result of such a Market Value Adjustment is remote. Interest is credited to participants' accounts on the dollar-weighted average (blended rate) basis. The annual rate of return on these contracts during 1998 and 1997 was approximately 6.3% and 6.3%, respectively. The current yield on December 31, 1998 was 6.3% (6.4% on December 31, 1997). The fair value of the Plan's GICs approximates contract value.

No individual SIC or GIC exceeded 5% of the Master Trust's assets, except for a SIC with Transamerica Life with a balance of approximately $41,000 at December 31, 1998
($39,000 at December 31, 1997).

Cash and cash equivalents of the Master Trust are invested in a short-term investment fund managed by The Northern
Trust Company.

                  Reynolds Metals Company
     Savings and Investment Plan for Salaried Employees

          Notes to Financial Statements (continued)


3. Commingled Master Trust Investments (continued)

In April 1991, Executive Life Insurance Company ("Executive Life"), the issuer of one of the guaranteed investment contracts then held by the Plan, was placed into conservatorship. The Company and the Plan entered into an agreement on August 1, 1991, whereby the Company was obligated to provide interest-free loans to the Plan for any amounts due under the guaranteed investment contract which Executive Life failed to pay. As of December 31, 1998, the Company had advanced to the Plan all amounts due under this contract. The Plan is obligated to repay the loans to the extent amounts are subsequently recovered from, or on behalf of, Executive Life, and any remaining balance will be forgiven by the Company. As of December 31, 1998, no additional recoveries from Executive Life are expected.

During 1998 and 1997, certain assets of the Plan were transferred into other plans and from other plans of the Company as a result of employee transfers. There was no effect on any participant's accounts as a result of the transfers.

                  Reynolds Metals Company
     Savings and Investment Plan for Salaried Employees

          Notes to Financial Statements (continued)



3. Commingled Master Trust Investments (continued)

Summarized financial fund information of the commingled accounts within the Master Trust is presented below:

                                                       Small
                                                       Capi-
                                              Inter-   tali-
                  Diver-    Bal-              nation-  za-
           Rey-   sified   anced     Inter-     al     tion
           nolds   Equi-   Invest-    est      Equi-   Equi-
           Stock   ties     ment     Income    ties    ties    Loan
           Fund    Fund     Fund      Fund     Fund    Fund    Fund   Total
           --------------------------------------------------------------------
MASTER
TRUST
NET
ASSETS-
1998
ASSETS
 Accrued
  income   $    854                                                    $    854
 Cash
  and
  cash
  equiva-
  lents       2,398                   $59,906                            62,304
 Contri-
  butions
  receiv-
  able        1,021 $    527 $   135      292  $    25 $   124            2,124
 Invest-
  ments:
   Common
    stock   152,493        -       -        -        -       -          152,493
 Invest-
  ments
  contracts       -        -       -  168,462        -       -          168,462
 Mutual
  funds           -  166,851  49,190        -   10,833  24,101          250,975
 Loans
  to par-
  tici-
  pants           -        -       -        -        -       - $16,812   16,812
           --------------------------------------------------------------------
Total
 assets     156,766  167,378  49,325  228,660   10,858  24,225  16,812  654,024

LIABILITIES
 Accrued
  expenses        -        -       -      326        -       -       -      326
           --------------------------------------------------------------------
Master
 Trust
 net
 assets    $156,766 $167,378 $49,325 $228,334 $10,858 $24,225  $16,812 $653,698
           ====================================================================

Portion
 of Master
 Trust al-
 locable
 to the
 Plan
           $149,121 $117,969 $35,320 $ 91,267 $ 8,576 $17,200  $ 8,176 $427,629

Percent          95%      70%     71%      40%     79%     71%      49%      65%

                  Reynolds Metals Company
     Savings and Investment Plan for Salaried Employees

          Notes to Financial Statements (continued)



3. Commingled Master Trust Investments (continued)

                                                       Small
                                                       Capi-
                                              Inter-   tali-
                  Diver-    Bal-              nation-  za-
           Rey-   sified   anced     Inter-     al     tion
           nolds   Equi-   Invest-    est      Equi-   Equi-
           Stock   ties     ment     Income    ties    ties    Loan
           Fund    Fund     Fund      Fund     Fund    Fund    Fund   Total
           --------------------------------------------------------------------
MASTER
 TRUST
 NET
 ASSETS
 -1997
ASSETS
 Accrued
  income  $  1,082                                                     $  1,082
 Cash and
  cash
  equiva-
  lents      2,247 $     47 $    11  $40,726  $     6  $    25           43,062
 Contribu-
  tions re-
  ceivable     598      195     215      671       79       56 $    13    1,827
 Investments:
  Common
   stock   189,068        -       -        -        -        -       -  189,068
  Invest-
   ments
   contracts     -        -       -  195,952        -        -       -  195,952
  Mutual
   funds         -  131,723  46,727        -   10,219   34,639       -  223,308
  Loans to
   partici-
   pants         -        -       -        -        -        -  19,962   19,962
Master
 Trust
 net
 assets   $192,995 $131,965 $46,953 $237,349  $10,304  $34,720  19,975  674,261
          ======================================================================
Portion
 of Master
 Trust
 allocable
 to the
 Plan     $183,957 $ 95,140 $33,618 $ 92,527  $ 8,151  $23,930 $10,405 $447,728

Percent         95%      72%     72%      39%      79%      69%     52%      66%

                  Reynolds Metals Company
     Savings and Investment Plan for Salaried Employees

          Notes to Financial Statements (continued)



3. Commingled Master Trust Investments (continued)

                                                       Small
                                                       Capi-
                                              Inter-   tali-
                  Diver-    Bal-              nation-  za-
           Rey-   sified   anced     Inter-     al     tion
           nolds   Equi-   Invest-    est      Equi-   Equi-
           Stock   ties     ment     Income    ties    ties    Loan
           Fund    Fund     Fund      Fund     Fund    Fund    Fund   Total
           --------------------------------------------------------------------
CHANGES IN
 MASTER
 TRUST NET
 ASSETS-
 1998
  Additions:
  Contribu-
   tions from
   plans   $ 10,304 $ 14,637 $ 5,513  $22,443 $ 1,635 $ 4,890          $59,422
  Net rea-
   lized and
   unrealized
   apprecia-
   tion (depre-
   ciation) of
   invest-
   ments    (21,074)  34,080   3,896        -   1,237  (4,655)          13,484
  Interest
   and divi-
   dends      4,201    2,129   1,533   14,282     228     403  $1,577   24,353
           --------------------------------------------------------------------
             (6,569)  50,846  10,942   36,725   3,100     638   1,577   97,259
           --------------------------------------------------------------------

 Deductions:
  Distribu-
  tions to
  plans      25,115   22,837   7,644   53,358   1,297   3,760   3,811  117,822

  Admini-
   strative
   expenses       -        -       -        -       -       -       -        -
           --------------------------------------------------------------------
             25,115   22,837   7,644   53,358   1,297   3,760   3,811  117,822

 Inter-
  fund
  transfers
  -net       (4,545)   7,404    (926)   7,618  (1,249) (7,373)   (929)       -
           --------------------------------------------------------------------
Net addi-
 tions (de-
 ductions)  (36,229)  35,413   2,372   (9,015)    554 (10,495) (3,163) (20,563)

Master
 Trust
 net assets
 at beginn-
 ing of
 period     192,995  131,965  46,953  237,349  10,304  34,720  19,975  674,261

Master
 Trust
 net
 assets
 at end of
 period    $156,766 $167,378 $49,325 $228,334 $10,858 $24,225 $16,812 $653,698
           ===================================================================

                                                                   F-11

                  Reynolds Metals Company
     Savings and Investment Plan for Salaried Employees

          Notes to Financial Statements (continued)




4. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form
5500:

                                                      December 31,
                                                     1998     1997
                                                  --------------------
   Net assets available for plan benefits per the
    financial statements                           $427,629  $447,728

   Amounts allocated to withdrawn participants            -      (870)
                                                  --------------------
   Net assets available for plan benefits per the
    Form 5500                                      $427,629  $446,858
                                                  ====================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                              Year ended
                                                              December 31,
                                                                  1998
                                                              ------------
   Benefits paid to participants per the financial statements   $66,289
   Add:  Amounts allocated on Form 5500 to withdrawn
     participants in the current year                                 -
   Less:  Amounts allocated on Form 5500 to withdrawn
     participants in the prior year                                (870)
                                                              ------------
   Benefits paid to participants per the Form 5500              $65,419
                                                              ============

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 20, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

                     Supplemental Schedule

                    Reynolds Metals Company
      Savings and Investment Plan for Salaried Employees

   Line 27b - Schedule of Loans or Fixed Income Obligations

                    As of December 31, 1998



                                             Detailed descrip-
                                             tion of loan
                                             including dates of
                                             making and maturity,
                  Amount received            interest rate, the
                      during                 type and value of       Amount
                  reporting year             collateral, any re-     overdue
                  ---------------            negotiation of the ---------------
         Original                  Unpaid    loan and the terms
Identity  Amount                   Balance   of the renegotia-
   of       of     Prin-   Inter-  at end    tion, and other    Prin-
Obligor    Loan    cipal    est    of year   material items     cipal  Interest
-------------------------------------------------------------------------------

* Steele, $12,000  $  631   $244   $ 8,689   Date of making     $1,554  $  490
George                                       8/1/96, 9.25%,
                                             matures 8/31/01,
                                             collateralized by
                                             participant's account,
                                             no terms renegotiated

* Searcy,  25,000   2,597    548    10,124   Date of making      2,710     418
Charles                                      3/23/95, 9.50%,
                                             matures 3/31/00,
                                             collateralized by
                                             participant 's
                                             account, no terms
                                             renegotiated

* Burks,   16,000   1,313    522    11,585   Date of making      1,520     504
Lawrence                                     9/19/96, 9.25%,
                                             matures 10/31/01,
                                             collateralized by
                                             participant's account,
                                             no terms renegotiated

* Hsu,     50,000       -      -    29,891   Date of making      4,644   2,077
George                                       4/30/92, 7.50%,
                                             matures 5/29/03,
                                             collateralized by
                                             participant's account,
                                             no terms renegotiated


* A party-in-interest as defined by ERISA.

                                                                F-14

                       INDEX TO EXHIBITS


Exhibit A Consent of Ernst & Young LLP, Independent Auditors

                                                        EXHIBIT A

       CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-20498) pertaining to the Reynolds Metals Company Savings and Investment Plan for Salaried Employees and in the related Prospectus of our report dated June 18, 1999, with respect to the financial statements and schedule of the Reynolds Metals Company Savings and Investment Plan for Salaried Employees included in this Annual Report (Form 11-K) for the year ended December 31, 1998.


                                        /s/ Ernst & Young LLP


Richmond, Virginia
June 18, 1999